FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 8 June 2006 – 21 June 2006

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No. 1-10798)

CONTENTS

This report on Form 6-K contains the following:

Miscellaneous

1.1	7.12.1 Notice
1.2	7.12.1 Notice

Linda Cox

Company Secretary

Telecom House, 68 Jervois Quay, P O Box 570, Wellington, New Zealand

Telephone: (04) 498 9059 • Fax: (64 4) 471 0076

Mobile: 027 4475 537

e-mail: linda.cox@telecom.co.nz

19 June 2006

Market Information Services Section

New Zealand Stock Exchange

PO Box 2959

Wellington

NOTIFICATION OF ALLOTMENT OF SECURITIES

For the purposes of Listing Rule 7.12.1 of the NZSX Listing Rules, Telecom Corporation of New Zealand Limited advises the following securities have been issued pursuant to the Dividend Reinvestment Plan:

a) Class of Security	Ordinary Shares

ISIN	NZTELE0001S4

b) Number Issued	5,469,755

c) Issue Price	$4.53

d) Payment Terms	Cash

e) Amount paid up	In full

f) Percentage of total class issued	0.28%

g) Reason for issue	Dividend Reinvestment Plan

h) Authority for issue	Dividend Reinvestment Plan

i) Terms of issue	The shares rank pari passu with the existing ordinary shares

j) Number of securities in existence after the issue	1,960,933,948

l) Date of Issue	9 June 2006

Yours faithfully

Linda Cox

Company Secretary

Linda Cox

Company Secretary

Telecom House, 68 Jervois Quay, P O Box 570, Wellington, New Zealand

Telephone: (04) 498 9059 • Fax: (64 4) 471 0076

Mobile: 027 4475 537

e-mail: linda.cox@telecom.co.nz

20 June 2006

Market Information Services Section

New Zealand Stock Exchange

PO Box 2959

Wellington

NOTIFICATION OF ALLOTMENT OF SECURITIES

For the purposes of Listing Rule 7.12.1 of the NZSX Listing Rules, Telecom Corporation of New Zealand Limited advises the following securities have been issued pursuant to the Share Rights Scheme:

a) Class of Security	Ordinary Shares

ISIN	NZTELE0001S4

b) Number Issued	73,287

c) Issue Price	$nil

d) Payment Terms	Cash

e) Amount paid up	In full

f) Percentage of total class issued	0.00037%

g) Reason for issue	Share Rights Scheme

h) Authority for issue	Share Rights Scheme

i) Terms of issue	The shares rank pari passu with the existing ordinary shares

j) Number of securities in existence after the issue	1,960,933,710

l) Date of Issue	31 May 2006

Yours faithfully

Linda Cox

Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/Linda Marie Cox
Linda Marie Cox Company Secretary

Dated:	21 June 2006